Asante Solutions, Inc.

1561 Buckeye Drive

Milpitas, CA 95035

March 31, 2015

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Attn: Amanda Ravitz, Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Asante Solutions, Inc. Request to Withdraw (i) Registration Statement on Form S-1 (File No. 333-201164) and (ii) Registration Statement on Form 8-A (File No. 001-36816)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Asante Solutions, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on December 19, 2014 and was amended on January 23, 2015.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Company requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-36816), filed with the Commission on January 26, 2015, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions, or require any additional information, please do not hesitate to contact Richard Kline of Goodwin Procter LLP, counsel to the Company, at (650) 752-3139.

Very truly yours,

/s/ David Thrower
Name:	David Thrower
Title:	Chief Executive Officer

cc:	Richard Kline, Goodwin Procter LLP